Exhibit 99.1
PRESS RELEASE

Mr. Leo Puri to Step down from the Infosys Board of Directors

Bangalore – August 14, 2013: Infosys today announced that Mr. Leo Puri, an independent director of the Company, has conveyed his intention to step down from the Board of Directors of Infosys effective August 14, 2013. This is pursuant to his appointment as Managing Director of UTI Asset Management Co Ltd, India’s sixth largest asset manager by size. Mr. Puri joined the Infosys Board on April 11, 2013.

Mr. N R Narayana Murthy, Executive Chairman of the Board, said: “Though Mr. Leo Puri’s association with Infosys has been a short one, we will definitely miss his vast knowledge and experience in the consulting and investment field. We would like to congratulate Mr. Puri on his new role and wish him all the best in his future endeavors.”

Mr. Puri has been a Senior Advisor to McKinsey & Company’s Asia-Pacific Financial Institution Practice. He has over 25 years of experience of working in consulting and investment field for financial institutions. Between 2007 and 2011, he was a Managing Director with Warburg Pincus & Company, a leading Private Equity Firm, responsible for investments in India and financial institutions in relevant Asian markets.

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. As a proven partner focused on building tomorrow's enterprise, Infosys enables clients in more than 30 countries to outperform the competition and stay ahead of the innovation curve. Ranked in the top tier of Forbes’ 100 most innovative companies, Infosys – with $7.4bn in annual revenues and 155,000+ employees – provides enterprises with strategic insights on what lies ahead. We help enterprises transform and thrive in a changing world through strategic consulting, operational leadership and the co-creation of breakthrough solutions, including those in mobility, sustainability, big data and cloud computing.

Visit www.infosys.com to see how Infosys (NYSE: INFY) is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.  Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended  March 31, 2013 and on Form 6-K for the quarter ended June 30, 2013.

These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

EMEA Paul de Lara Infosys, United Kingdom Phone: +44 2075162748 Paul_delara@infosys.com	India Sadaf Khan Infosys Ltd, India Phone: +91 80 4156 4971 Sadaf_Khan03@infosys.com
Australia Cristin Balog Infosys, Australia Phone: +61 3 9860 2277 Cristin_Balog@infosys.com	Americas Danielle D’Angelo Infosys, United States Phone: +1 5108595783 Danielle_DAngelo@infosys.com